

May 24, 2013

Via Email
Rajeev K. Aggarwal
Chief Executive Officer
Cvent, Inc.
8180 Greensboro Drive, 9th Floor
McLean, VA 22102

> **Re:** **Cvent, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 29, 2013**
> **CIK No. 1122897**

Dear Mr. Aggarwal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We will contact you separately regarding your proposed graphics.

4. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.

5. Please supplementally provide us with documentation supporting the following statements, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus:
    - "We are a leading cloud-based enterprise event management platform."
    - "We believe that events and meetings represent approximately one quarter of an organization's marketing budget."
    - "As of December 31, 2012, there were approximately 320 hotel brands that have an aggregate of more than 43,000 affiliated properties around the globe. These brands are increasingly seeking to expand their group events and meetings business due to the attractive economic opportunity"
    - "A January 2013 report by eMarketer estimates that worldwide digital ad spending was $103 billion in 2012, or approximately 20% of total ad spending, and projects digital ad spending to increase to $163 billion in 2016, representing approximately 26% of total ad spending."
    - "Over time, we believe that total digital advertising will represent over 50% of ad spending for hotels and venues."

6. Please also supplementally provide us with the Frost & Sullivan report identified throughout the prospectus and for which Frost & Sullivan's consent filed as Exhibit 23. Additionally, we note that you do not state until page 36 that the report was specifically commissioned by you. Please clarify this fact in the forepart of the Prospectus Summary.

7. We note that throughout the prospectus you describe certain of your users as "active," for example: "30,000 active CNS event planner users" on page 5; "over 8,900 active users" on page 78; and "6,200 active paid enterprise clients and 59,000 active user event and meeting planners" on page 79. Please clarify what is meant by "active" in each of these and other instances where you have described your customers as active.

Risk Factors, page 15

8. Please ensure that each subcaption in this section adequately describes the risk discussed in the related risk factor. We note, for example, the subcaptions beginning "Our growth depends…" on page 23 and "A significant portion of our revenue is derived…" on page 30 do not describe the risk discussed.

9. Given the significant presence and number of employees in India, as well as your disclosures regarding the strategic importance of your operations there, please tell us your

consideration for including a risk factor that describes the specific risks associated with your operations in India.

"If the security of our customers' confidential information . . .," page 18

10.   You disclose in this risk factor that you "have in the past…experience[d] successful attempts by third-parties to obtain unauthorized access to [your] data despite [your] security measures." Please provide us with additional information regarding the nature and scope of the attacks you reference, including when they occurred and whether they had a material impact on your business either on an individual or aggregate basis.   Please tell us your consideration for including a discussion of this incident, including a description of the costs and consequences, in this risk factor and elsewhere in your disclosure, as appropriate. We refer you to the Division of Corporation Finance's CF Disclosure Guidance: Topic No. 2 for additional guidance.

"We have previously identified material weaknesses . . .," page 26

11.   Please revise your risk factor to disclose what measures you are undertaking to address the material weakness, the timetable for remediation, and whether there are any associated material costs.

Industry Data, page 36

12.   You state that certain information contained in the prospectus comes from third parties and that investors should not "give undue weight" to any estimates contained therein. Please revise the third sentence to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

Use of Proceeds, page 37

13.   You indicate that you may use a portion of your net proceeds for possible acquisitions and that you "currently have no agreements or commitments with respect to any potential acquisition, investment or in-license." We also note that on page 9 you state that you "do not currently have any plans for any acquisitions." Please clarify in your Use of Proceeds section that there are no current plans, proposals or arrangements regarding acquisitions of other businesses, or advise. Where the registrant indicates that the proceeds from the offering may be used to finance acquisitions of other businesses, the status of any negotiations with respect to an acquisition, and a brief description of such business, should be included to the extent that the registrant reasonably determines that public disclosure of such information would not jeopardize the acquisition. Refer to Instruction 6 to Item 504 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44</u>

14.   We note your discussion on pages 47–48 of platform subscriptions revenue and marketing solutions revenue. We note also your disclosure on page 73 that states that your more than 30,000 CSN event planner users "includes both free accounts and paid subscribers" and that "hotels and event venues are listed, free-of-charge, in our CSN." Please clarify throughout your disclosure, and in particular in your Management's Discussion and Analysis and Business sections, how and when users on both the event management and the venue side of your business are converted from free users to paid subscribers. For example, it is unclear how and whether revenues are generated from users other than through subscriptions, and how the Company converts free users on both sides of the business model to subscribers. Consider also including metrics that quantify such conversion rates and your subscriber renewal rate, or advise on why these metrics would not be material to investors.

<u>Overview, page 44</u>

15.   Please expand this section to provide a more balanced discussion of known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure that you have experienced rapid growth since 2008. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent to which past performance is indicative of future performance. Further, please discuss in reasonable detail any economic or industry-wide factors relevant to your company and any material opportunities, challenges and risks you may face in the short and long term and the actions you are taking to address them.

<u>Liquidity and Capital Resources, page 53</u>

16.   Please consider revising your disclosures to focus on the primary drivers and other material factors necessary to obtain an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day's sales outstanding ("DSO") at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

17.   We note from your disclosure that you believe that the proceeds from this offering together with your existing cash balances will be sufficient to meet your cash requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently

available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Results of Operations, page 49

18.   You state that subscription revenue includes mobile event apps and web survey products. Please tell us how you considered Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350, which require disclosure of significant components of revenue and expense that are necessary in order to understand the results of operation. If such products are significantly contributing revenue and are impacting your revenue trends, you should discuss and analyze these revenue streams.

Stock-Based Compensation, page 58

19.   Please consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

20.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

21.   Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

22.   Please continue to provide us with updates to the requested information and provide updated disclosure for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Business

Our Event and Meeting Planner Customers, page 80

23.   Please explain in your response how and why the selected event and meeting planner and hotel and venue clients that are listed on page 80 were chosen to be included in your disclosure. It is unclear whether these customers are listed because they represent the greatest percentage of revenue, or for another reason.

Partnerships and Industry Associations, page 81

24.	We note your discussion in Note 11(d) on page F-30 regarding your strategic partnership agreement. Please provide additional disclosure describing the material terms of the agreement, including the minimum fee provisions, and clarifying whether the other partnership arrangements described in the prospectus are governed by similar agreements. Also, please file the agreement as an exhibit, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Principal and Selling Stockholders, page 101

25.	Footnotes 1, 4, and 6 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808. Alternatively, delete the disclaimers.

Where You Can Find More Information, page 120

26.	We note your disclosure that "[w]henever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document." As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly and please ensure that any agreements discussed in the disclosure are described in a materially complete manner.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-9

27.	We note that you state that no features within your subscription-based services have standalone value from one another. Describe the nature of each of these features included in those services. Provide your analysis that supports your conclusion. We refer you to ASC 605-25-25-5. In addition, please indicate whether you earn a commission on hotel room nights booked or requested.

28.   Tell us why you believe that the entire subscription fee should be recognized on a straight-line basis over the term of the subscription arrangement. Indicate why the revenue should not be recognized based on when an event occurs (e.g., based on the number of events prorate for each event). Cite the accounting literature that supports your conclusion. Indicate how you evaluate the significance of each feature within an arrangement and their impact on the pattern of revenue recognition.

29.   Disclose when you recognize revenue for each deliverable or solution offered in your Marketing Solution arrangements.

(u) Fair Value Measurements, page F-13

30.   Please tell us what consideration you gave to providing the disclosures outlined in ASC 820-10-50-2. In this regard, we note that certain liabilities are being recorded at their fair value on a recurring basis (i.e., contingent consideration, stock subject to repurchase).

3. Net Income (Loss) Per Share, page F-14

31.   Tell us whether the vesting of the stock options would be accelerated upon the completion of an IPO. If so, revise to include the pro forma effects of any equity based compensation plan that would vest upon the completion of an IPO.

32.   Please clarify whether the Series A Convertible Preferred Shares automatically convert into common stock upon completion of the IPO. If the conversion will occur subsequent to the latest balance sheet date, pro forma basic EPS for the latest year and interim period should be provided giving effect to the conversion (but not the offering). Revise your disclosures to discuss these terms. In addition, your balance sheet should also present the pro forma effect of this conversion.

33.   Tell us whether the Series A Convertible Preferred Shares participate in earnings. If so, please disclose how you apply the two-class method in determining your basic and diluted earnings per share. We refer you to ASC 260-10-45-60. In addition, tell us whether the reconciling item for the "effect of share-based equity award plans and warrants" include these Preferred Shares.

7. Income Taxes, page F-19

34.   Please tell us what consideration you gave to Rule 4-08(h)(1) of Regulation S-X, which requires you to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign.

35.   Describe the nature of the item "provision to return differences" listed in your reconciliation between your statutory and effective tax rate. In addition, explain why the

"stock compensation adjustment" and "nondeductible expenses" are more significant in 2011 than 2012.

36.   We note your disclosure on page F-21 indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries. Please tell us:
- if you have undistributed earnings that are indefinitely reinvested,
- the amount of the undistributed earnings of foreign subsidiaries that are considered to be "reinvested" as of December 31, 2012,
- what consideration you gave to providing this quantitative disclosure in your filing, and
- how you considered disclosing the amount of the unrecognized deferred tax liability or include a statement that such determination is not practicable. We refer you to FASB ASC 740-30-50-2.

9. Stockholders' Equity

d) Common Stock Call Option, page F-25

37.   Tell us how you are accounting for the contractual call option. Please provide your analysis that supports your accounting.

14. Subsequent Events, page F-30

38.   Please revise to disclose the date through which you evaluated subsequent events and whether that date represents the date the financial statements were issued or available to be issued. See ASC 855-10-50-1.

Recent Sales of Unregistered Securities, page II-2

39.   You state that as part of the consideration paid for your acquisition of Seed Labs LLC you issued 467,692 shares of your common stock. Please update your disclosure to reflect this and any other issuances required to be disclosed pursuant to Item 701 of Regulation S-K.

Exhibits

40.   Please file the agreement related your third-party data center located in Ashburn, Virginia, or tell us why you are not required to do so. See Item 601(b)(10) of Regulation S-K.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Stephen Krikorian for

Barbara C. Jacobs
Assistant Director

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